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SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8-69625

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silicon Prairie Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 Cleveland Ave North, Suite 101B
(No. and Street)

Saint Paul	MN	55104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David V Duccini	651-645-7550	david.duccini@spcp.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David V Duccini, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silicon Prairie Capital Partners LLC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JADE BARKER
NOTARY PUBLIC
MINNESOTA
My commission exp. Jan 31, 2027

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Silicon Prairie Capital Partners LLC
Statement of Financial Condition
For Year Ended March 31, 2023

	Total
ASSETS	
Current Assets	
Cash	**17,114**
Accounts Receivable	2,500
	2,500
TOTAL ASSETS LIABILITIES AND EQUITY	**19,614**
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**0.00**
Total Current Liabilities	**0.00**
Total Liabilities	**0.00**
Equity	
Total Member Equity	**19,614**
TOTAL LIABILITIESAND EQUITY	**19,614**

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Prairie Capital Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silicon Prairie Capital Partners, LLC (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Silicon Prairie Capital Partners, LLC as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Silicon Prairie Capital Partners, LLC's auditor since 2022.

Hauppauge, New York
June 29, 2023

Nawrocki Smith LLP

SILICON PRAIRIE CAPITAL PARTNERS, LLC

Notes to Financial Statements For the Year Ended March 31, 2023

1. **Organization and Nature of Business**

Witherspoon Capital Partners, LLC, formed on February 18, 2015 as a Delaware Limited Liability Company, was acquired by Silicon Prairie Holdings, Inc. (SPH) on August 21, 2020. SPH did not acquire either the assets or the liabilities of Witherspoon Capital Partners, LLC. SPH changed the name of the broker dealer to Silicon Prairie Capital Partners, LLC (SPCP). SPCP is a wholly-owned subsidiary of Silicon Prairie Holdings, Inc. SPCP is a registered broker dealer, a member of the Financial Industry Regulatory Authority (FINRA) and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) since the broker dealer does not take custody of any customer funds or securities. SPCP's primary business activity is to facilitate private placement of securities through a crowdfunding portal operated by its affiliate, Silicon Prairie Portal & Exchange, LLC, and to undertake best efforts institutional investment banking engagements for clients. All securities activities are conducted from the main office in St. Paul, Minnesota.

2. **Significant Accounting Policies**

Basis of accounting – The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts receivable – Accounts receivable are stated at the amount the company expects to collect from balances outstanding at year end. No allowance for doubtful accounts was considered necessary as of March 31, 2023.

Revenue recognition – SPCP's fee income is comprised of commissions generated in connection with investor commitments to private securities offered by issuers through the crowdfunding portal. Success based investment banking transaction fees are recognized as revenue at the point in time that performance under the engagement is completed.

Disaggregation of Revenue

Disaggregation of SPCP's revenue by major sources for the year ended March 31, 2023 is as follows:

Revenue Stream	Total Revenue
Revenue from Escrow Services	$7,500

Income taxes – SPCP is wholly-owned by Silicon Prairie Holdings, Inc. and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the member.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires SPCP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. **Related Party Transactions**

Beginning August, 3, 2022, SPCP updated the previous expense sharing agreement with Silicon Prairie Holdings, Inc. The agreement permits the broker to opt out of expenses of the BD deemed to be "non-regulatory" in nature. Such expenses include but are not limited to Premises & Admin and technology. Total Shared expenses for the year were $5,000.

4. **Net Capital Requirements**

SPCP is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023, SPCP had net capital of $19,614 which was greater than the required minimum net capital of $5,000. SPCP's parent company is prepared to provide additional capital in the future if needed to meet net capital requirements.

5. **Concentrations of Credit Risk**

Cash - SPCP maintains all cash balances at one financial institution, which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to SPCP is solely dependent upon daily bank balance and the respective strength of the financial institution. SPCP has not incurred any losses on this account. As of March 31, 2023, the amount in excess of insured limits of $250,000 was $0.

6. **Subsequent Events**

SPCP has evaluated events and transactions through June 29, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.

7. **Indemnifications**

In the normal course of its business, SPCP indemnifies and guarantees certain service providers against the potential losses in connection with their acting as agent of, or providing services to, SPCP. The maximum potential amount of future payments that SPCP could be required to make under these indemnifications cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

SPCP provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. SPCP may provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that SPCP could be required to make under these indemnifications cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Prairie Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silicon Prairie Capital Partners, LLC (the "Company") as of March 31, 2023, the related statements of operations and changes in member's equity, and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silicon Prairie Capital Partners, LLC as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Silicon Prairie Capital Partners, LLC's auditor since 2022.

Hauppauge, New York
June 29, 2023

Nawrocki Smith LLP

Silicon Prairie Capital Partners LLC
Statement of Financial Condition
For Year Ended March 31, 2023

	Total
ASSETS	
Current Assets	
Cash	**17,114**
Accounts Receivable	2,500
	2,500
TOTAL ASSETS LIABILITIES AND EQUITY	**19,614**
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**0.00**
Total Current Liabilities	**0.00**
Total Liabilities	**0.00**
Equity	
Net Income	-16,515
Total Member Equity	**19,614**
TOTAL LIABILITIES AND EQUITY	**19,614**

Silicon Prairie Capital Partners, LLC Exemption Report

Silicon Prairie Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because (1) the Company limits its business activities exclusively to Private Placements and M&A, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

David V. Duccini, CEO
June 29, 2023

Cedric M. Long, President
June 29, 2023

Silicon Prairie Capital Partners LLC
475 North Cleveland Avenue
Saint Paul, MN 55104